Exhibit 99.1

TD Bank Group Announces Increase to NVCC Preferred Share Issue

/NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION

IN THE UNITED STATES/

TORONTO, May 24, 2019 /CNW/ - The Toronto-Dominion Bank ("TD Bank Group" or "TD") today announced that as a result of strong investor demand for its previously announced domestic public offering of Non-Cumulative 5-Year Rate Reset Preferred Shares (non-viability contingent capital (NVCC)), Series 24 (the "Series 24 Shares"), the size of the offering has been increased to 18 million Series 24 Shares.  The gross proceeds of the offering will now be $450 million.  The offering will be underwritten by a group of underwriters led by TD Securities Inc.

The expected closing date is June 4, 2019.  TD will make an application to list the Series 24 Shares as of the closing date on the Toronto Stock Exchange.  The net proceeds of the offering will be used for general corporate purposes.

The Series 24 Shares have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell securities in the United States.

About TD Bank Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by branches and serves 26 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with 13 million active online and mobile customers. TD had CDN$1.4 trillion in assets on April 30, 2019. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

Gillian Manning, Investor Relations, 416-308-9030; Julie Bellissimo, Media Relations, Corporate & Public Affairs, 416- 965-6050